Sub-Item 77E:  Legal Proceedings

1.  Nationwide S&P 500 Index Fund, a series of
Nationwide Mutual Funds (the "NMF Index Fund") is a
defendant in a suit pending in the United States District
Court for the Southern District of Ohio, Deutsche Bank, et
al. v. American Electric Power, et al., No. 11-cv-358 ("the
Action").  The Action relates to the 2007 leveraged buyout
("LBO") of Tribune Company ("Tribune"), in which
Tribune purchased from its shareholders, including the
NMF Index Fund, all of its outstanding stock.  Tribune is
now in bankruptcy in the Bankruptcy Court for the District
of Delaware.  In the Action, holders of pre-LBO debt of
Tribune seek to disgorge the monies received by the
Tribune shareholders which, like the NMF Index Fund,
sold their stock as part of the buyout, on a theory of
fraudulent conveyance.  There are thousands of defendants
involved in this and similar suits pending around the
country.  The Action has been stayed until further notice
from the Bankruptcy Court.  The amount the NMF Index
Fund received in the LBO for the purchase of all of its
stock in Tribune is $572,526.

2.  The Nationwide Bond Index Fund, a series of
Nationwide Mutual Funds ("NBIF") has received a
demand from the trustee in the Lehman Brothers
insolvency proceeding to return $272,279.48 (which is 76%
of the full amount that NBIF received).  We understand
that as part of the Lehman bankruptcy proceedings,
Blackrock Financial Management (Blackrock) on behalf of
its managed funds, including NBIF, entered into an
agreement with Lehman Brothers, Inc. ("LBI").  The
agreement with LBI provided that Blackrock would net all
of the positions that its managed funds held with LBI and
then either pay over the balance still due to LBI or, if
payment was due to Blackrock, Blackrock would file a
claim on its managed funds' behalf.  NBIF was entitled to
a payment from LBI (NBIF was in a net positive position).
 Blackrock paid NBIF using a portion of the funds it
collected from its managed funds that owed LBI money
(funds that were net negative with LBI).  LBI's trustee is
now seeking to have NBIF return the funds that it received
because it believes it was an improper setoff.  Blackrock is representing NBIF in the negotiations with the LBI trustee.
 As of December 8, 2011, the LBI trustee had lowered its
demand to 76% of the amount received ($272,279.48).
 Any amounts returned to LBI will become part of a claim
to be filed by NBIF in the LBI liquidation proceedings and
will be paid pro rata with other claims of the same class.  It has not yet been determined whether this claim, when filed,
will receive treatment as a customer claim or less favorable treatment as a general unsecured claim.  Preliminarily, the
bankruptcy court has found it to be a general unsecured
claim.  It is not yet clear the amount of distribution that can be expected on a general unsecured claim.